Qiao Xing Universal Telephone, Inc. to Release Its 2004 Earnings on June 30 2005

     HUIZHOU, Guangdong, China, June 29 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING), one of China’s largest manufacturers and distributors of telecommunications terminals and consumer electronics products, announced today it expected to file with the SEC the 2004 Annual Report on Form 20-F on June 30, 2005.

     About Qiao Xing Universal Telephone, Inc.

     Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $222 million in 2003. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and DVD players. XING currently distributes over 200 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com.

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

     For more information, please contact:

     Rick Xiao, IR Director,
     Qiao Xing Universal Telephone, Inc.
     Tel: +86-752-282-0268
     Email: rickxiao@qiaoxing.com

SOURCE  Qiao Xing Universal Telephone, Inc.